FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of February, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









          HSBC RECEIVES FIRM OFFER FOR REGIONAL SUBSIDIARIES IN FRANCE

HSBC France SA ("HSBC France"), a wholly-owned subsidiary of HSBC Holdings plc ("HSBC"), has received a firm cash offer of EUR2,100 million (US$3,171m^) for its seven French regional banking subsidiaries (the "Regional Banks") from Banque Federale des Banques Populaires.

On the basis of this offer, HSBC France has entered into exclusive discussions with Banque Federale des Banques Populaires. Groupe Banque Populaire is a French based universal multi-brand mutual banking group. Banque Federale des Banques Populaires is the central body of the Groupe Banque Populaire which coordinates the activities of its members.

The Regional Banks of HSBC France are: Societe Marseillaise de Credit; Banque de Savoie; Banque Chaix; Banque Marze; Banque Dupuy, de Parseval; Banque Pelletier; and Credit Commercial du Sud-Ouest.

Stephen Green, HSBC Group Chairman, said:

"France is a market which offers significant opportunities for HSBC in Global Banking and Markets, private banking, asset management, insurance, personal banking, especially Premier, and commercial banking, through our HSBC-branded retail network. In particular, the more international nature of these businesses fits our stated strategy to focus our developed market operations on international connectivity.

"The Regional Banks are predominantly local franchises in Southern France which have operated under their own brands and with decentralised management. These banks have strong local roots and benefit from excellent franchises which would fit extremely well in an organisation focused on the French domestic market.

"Banque Federale des Banques Populaires has outlined a strategy for the banks which would make it a good owner for both customers and staff with a strong respect for the traditions of the banks.

"This offer is an opportunity for HSBC to redeploy capital to other investments as we pursue our strategy and rebalance our activities towards emerging markets and faster growing business segments."

HSBC-branded branches in France, which are concentrated in France's major urban centres and provide strong coverage of the Greater Paris area and HSBC's Global Banking and Markets, private banking, commercial banking, asset management and insurance activities are unaffected by the offer.

Philippe Dupont, Chairman and Chief Executive Officer of Groupe Banque Populaire, said:

"The seven Regional Banks of HSBC France are a unique opportunity in France, given the location of their branch networks and their client bases. This acquisition allows Groupe Banque Populaire to improve its growth prospects in retail banking and is fully in line with the Group's strategic objectives. We intend to retain the brands of the Regional Banks and their individual identities. Groupe Banque Populaire has a proven track record of successful integrations which respect both management and staff."

As at 31 December 2007, under IFRS accounts, the aggregate total assets attributable to the Regional Banks were EUR8,380m (US$12,654m^) with shareholders' equity of EUR564m (US$852m^). In the year ended 31 December 2007, the Regional Banks generated net profits after tax of EUR100m (US$151m^). The Regional Banks have 400 branches (excluding nine HSBC-branded branches which are not included in the offer) and employ some 2,950 people. The Regional Banks account for under 40 per cent of HSBC's personal customers in France and, in 2007, generated less than 20 per cent of the pre-tax profits of HSBC France.

The proposed price represents a multiple of 21.0 times 2007 earnings after tax and a multiple of 3.7 times the shareholders' equity as at 31 December 2007.

HSBC France will consult with representatives of the relevant employee representative bodies before making any final decision. Any transaction will be subject to regulatory approvals in France. Completion would occur within six months.

HSBC Global Banking and Markets and Goldman Sachs International are acting as financial advisers to HSBC.

Footnote

^ The amounts set out in US$ have been translated based on an exchange rate of $1.51 for EUR1.00.

Notes to editors:

1. Groupe Banque Populaire Groupe Banque Populaire is a universal multi-brand mutual banking group. It comprises 20 Banques Populaires as well as the Credit Maritime Mutuel and the mutual guarantee companies. With over 7,000,000 customers and approximately 2,900 branches, Groupe Banque Populaire is one of the major retail banking groups in France: it holds strong positions on the personal banking, small businesses and SMEs markets. As one of the two strategic shareholders of Natixis (of which Groupe Banque Populaire owns 34.6%), the Group also provides investment services to institutional and corporate clients. Besides, Groupe Banque Populaire is active in the field of real estate services through its subsidiary Foncia.

In 2006, Groupe Banque Populaire generated EUR8.1bn net banking income and EUR1.7bn net profits after tax. On 30 June 2007, the Group, with over EUR 20bn equity and total assets amounting to EUR305bn, ranked within the 15 largest banks in the Euro zone.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  29 February 2008